[Letterhead of Heller Ehrman LLP]

May 26, 2006	David Sikes David.Sikes@hellerehrman.com Direct +1.415 772.6529 Main +1.415.772.6000 Fax +1.415.772.1729
VIA FACSIMILE

Attn:	Elaine Wolff, Legal Branch Chief

Jeffrey Shady, Esq.

Re:	LoopNet, Inc. Registration Statement on Form S-1 Amendment No. 4 Filed May 18, 2006 File No. 333-132138
Ladies and Gentlemen:
     We are writing to respond to questions from the staff (the “Staff”) of the Securities and Exchange Commission asked of David Sikes of this office by telephone on May 25, 2006, relating to the Registration Statement on Form S-1 (file No. 333-132138), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and a 424(a) prospectus (the “Form S-1”), of LoopNet, Inc. (the “Company”), concerning the Company’s initial public offering of its common stock (the “Offering”). Page references in this letter are to Amendment No. 4 to the S-1 (“Amendment No. 4”).
     You asked us:
(1)	with reference to the disclosure added on page 22 in “Capitalization”, to describe the previous acquisition and proposed disposition of the 529,283 shares of common stock to be sold by LoopNet Holdings LLC in the Offering on behalf of the Company, and

(2)	with reference to the tables on pages 66 and 67 entitled “Other Selling Stockholders,” “Persons Selling Through LoopNet Holdings LLC,” and “Persons Selling Through PropertyFirst LLC,” to confirm that the total shares being sold by selling stockholders in the Offering will total 2,000,000.
Question 1
     In 2001, the Company was formed as the result of a merger between its predecessors, LoopNet, Inc. and PropertyFirst.com, Inc. This is first described on page 3 under “Company Information” in the Prospectus Summary, with additional detailed disclosure on pages 62 and 63

Heller Ehrman LLP

under “Certain Transactions.” As described therein, to preserve the capital structures and liquidation preferences of the predecessor companies, two limited liability companies (LoopNet Holdings LLC and PropertyFirst LLC) were formed solely to hold shares of the Company following the merger. Former shareholders of the predecessor companies received limited liability company interests that mirrored their allocated shareholdings in the constituent companies. These membership units entitle the members, through the LLCs, to receive their proportionate share of the Company shares held by the LLCs in the event of a liquidation event, such a merger or qualified IPO.
     In 2003, upon the termination of a commercial agreement which provided for a right of repurchase from the holder, the Company purchased membership units from one of the LoopNet Holdings LLC members, which membership units now represent the right to receive 529,283 shares of the Company. The membership units were purchased from RealSelect, Inc., a commercial partner who was not and is not otherwise affiliated with any officer, director or 5% of greater stockholder of the Company. Accordingly, the Company currently holds membership interests in LoopNet Holdings LLC representing 529,283 shares of the Company. Footnote 30 on page 72 describes how the shares were acquired.
     As described on page 63 and on pages 65-74, the two LLCs, together with other holders identified therein, will be participating as Selling Stockholders in the Offering. Each LLC will sell in the Offering the number of Company shares which its members has directed it to sell on their behalf. Following the Offering, the LLCs will dissolve and distribute to their members the shares of the Company held by them and not sold in the Offering.
     If the Company did not direct LoopNet Holdings LLC to sell the 529, 283 shares on its behalf in the Offering, then following the IPO and upon the liquidation of LoopNet Holdings LLC, the Company, as a member of LoopNet Holdings LLC, would receive such shares of its own stock. To avoid this result and as the Company would prefer not to hold shares of treasury stock immediately post-IPO (as it does not currently have any such shares), the Company, LoopNet Holdings LLC and the underwriters have agreed that the Company would be allowed to direct the sale of the 529,283 shares held by LoopNet Holdings LLC to be included in the offering. Furthermore, to avoid confusion to investors, as well as ensure that other Selling Stockholders would be able to participate fully in up to 33% of the total shares offered in the IPO, we included these 529, 283 shares in the 4,000,000 shares “allocated to the Company” in the Offering, so that the 4,000,000 shares being sold directly by or for the benefit of the Company consists of the 529,283 shares described above as well as 3,470,717 newly issued shares (as described on page 22 in the last sentence of the third bullet under “Capitalization” and in the last sentence of footnote 30 on page 72). In this way, the full 2,000,000 shares contemplated to be allocated to “Selling Stockholders” in the IPO (which are generally persons or entities thought by investors to be other than the Company or registrant) would be able to sell such shares and any underwriter cutback was correspondingly reduced.
     The Company will receive the proceeds from the sale of the 529,283 shares, and the use of the proceeds of the sale of shares held by LoopNet Holdings LLC on the Company’s behalf is the same as the proceeds of those shares offered directly by the Company, as described under “Use of Proceeds” on page 21. Accordingly, the Company believes that inclusion of the 529,283 shares in the

Heller Ehrman LLP

4,000,000 offered-share figure, along with the disclosure already provided by the Company as described herein, best discloses to investors the ultimate result achieved by LoopNet Holdings LLC’s sale of the 529,283 shares on behalf of the Company.
Question 2
     We confirm that the shares being sold by selling stockholders in the Offering will total 2,000,000 (which number excludes the 529,283 shares described above). As requested by the Staff in Comment #8 of the Staff’s comment letter regarding the S-1 dated as of May 5, 2006, to explain the unusual holding company structure where a significant portion of the Selling Stockholder shares will be sold by the two LLCs, in addition to listing the two LLCs as both 5% holders on page 65, the Company also included the two tables entitled “Persons Selling Through LoopNet Holdings LLC” and “Persons Selling Through PropertyFirst LLC” in the S-1 in order to provide better disclosure as to the natural persons holding voting control and dispositive power over the two LLCs. The tables entitled “Persons Selling Through LoopNet Holdings LLC” and “Persons Selling Through PropertyFirst LLC” in the S-1 comprise a detailed description of the shares listed as being sold by the two LLCs in the 5% Stockholder table.
     As noted in footnotes 18 and 22 on page 70, portions of the shares being sold by two of the selling stockholders listed in the table entitled “Other Selling Stockholders” on page 66 are also included in the table entitled “Persons Selling Through PropertyFirst LLC.” The disclosure in footnotes 18 and 22 is included to prevent double counting of these shares.
     Additionally, the shares being sold by LoopNet Holdings LLC on behalf of the Company (as described above in the response to Question #1) are included under the Company’s name in the table entitled “Persons Selling Through LoopNet Holdings LLC” on page 66. However, as described above, these shares are included by the Company in the 4,000,000 figure representing shares sold by the Company in the Offering rather than in the 2,000,000 figure representing shares sold by selling stockholders in the Offering.
     Therefore, the total of the shares listed in “Other Selling Stockholders,” “Persons Selling Through LoopNet Holdings LLC,” and “Persons Selling Through PropertyFirst LLC” (2,959,027), less the shares described in footnotes 18 and 22 (6,096 and 423,648, respectively) and the shares sold by the LLC on the Company’s behalf (529,283), equals 2,000,000.
* * * * * * * * *
     Please contact Karen A. Dempsey of this office at (415) 772-6540 or me at (415) 772-6529 if you have any further questions on the disclosure outlined above.
     Also, please note that the Company currently anticipates that it will price its IPO the week of June 5th, and thus anticipates filing an acceleration request with the Staff no later than Friday, June 2nd (providing a minimum of 48 hours advance notice to the Staff). Please let us know if you have any questions concerning this schedule.

Heller Ehrman LLP

     Thank you for your ongoing assistance with this filing.

Very truly yours,
/s/ David Sikes

David Sikes

HELLER EHRMAN LLP

cc:	Richard J. Boyle, Jr., LoopNet, Inc.

Rick Kline, Ernst & Young LLP